UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OneSpan Inc. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share (Title of Class of Securities) 68287N100 (CUSIP Number of Class of Securities)

OneSpan Inc.
Attention: Lara Mataac

General Counsel, Chief Compliance Officer and Corporate Secretary

1 Marina Park Drive, Unit 1410

Boston, Massachusetts 02210

(312) 766-4001

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to: Albert Lung, Esq. Morgan, Lewis & Bockius LLP 1400 Page Mill Road Palo Alto, CA 94304-1124 (650) 843-7263

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by OneSpan, Inc., a Delaware corporation (the “Company,” “our,” “we,” or “us”), on November 13, 2023 (the “Original Schedule TO” and as may be further supplemented or amended from time to time, the “Tender Offer Statement”) in connection with the Offer (as defined below) by the Company to purchase up to $20 million in value of shares of its Common Stock, par value $0.001 per share (the “Shares”), at a price not greater than $11.00 nor less than $9.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

The terms and conditions of the Offer are described in the Offer to Purchase, dated November 13, 2023, as amended on December 1, 2023 (as amended, the “Amended Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(F), and the related Letter of Transmittal, dated November 13, 2023 (the “Letter of Transmittal,” which, together with the Amended Offer to Purchase, as each may be amended or supplemented from time to time, with respect to the Shares, collectively constitute the “Offer”).

This Amendment and the exhibits hereto should otherwise be read in conjunction with the Original Schedule TO. The Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Amended Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Amendment.

This Amendment is being filed to amend and supplement the Original Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Original Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Original Schedule TO and the Amended Offer to Purchase.

The Original Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Original Schedule TO are hereby amended and supplemented as set forth below:

“All descriptions and references in respect of the ‘Offer to Purchase’ in the Original Schedule TO are hereby amended to refer to the ‘Amended Offer to Purchase.’ Accordingly, all references in the Original Schedule TO to the ‘Offer to Purchase’ are hereby amended and replaced with ‘Amended Offer to Purchase.’”

Item 10. Financial Statements

Item 10 of the Original Schedule TO is hereby amended and restated in its entirety as set forth below:

“(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash and are not material to a determination made by a tendering holder, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.”

Item 12. Exhibits

Item 12 of the Original Schedule TO is hereby amended and restated in its entirety as set forth below:

Item 12. Exhibits.

Exhibit No	Description
(a)(1)(A)*	Offer to Purchase, dated November 13, 2023.
(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.
(a)(1)(F)**	Amended Offer to Purchase, dated December 1, 2023.
(a)(1)(G)**	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2023.
(a)(1)(H)**	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the commencement of the Tender Offer, dated November 13, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 13, 2023).
(a)(5)(ii)	Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 28, 2023.
(a)(5)(iii)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023.
(a)(5)(iv)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on August 9, 2023.
(a)(5)(v)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed on November 8, 2023.
(a)(5)(vi)	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2023.
(b)	Not applicable.
(d)(1)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(2)*	Amended and Restated Employment Agreement, dated February 27, 2023, between the Company and Matthew Moynahan.
(d)(3)	Employment Agreement, dated September 6, 2022, between the Company and Jorge Martell (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(4)	Employment Agreement, dated June 13, 2022, between the Company and Lara Mataac (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(5)	2022 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2022).
(d)(6)	OneSpan Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement filed on April 26, 2019).

(d)(7)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Time-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(8)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Performance-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(9)	Time-Based RSU Agreement, dated February 17, 2022, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(10)	Form of Performance-Based RSU Agreement under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(11)	Form of Time-Based RSU Agreement (Executive) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(12)	Form of Time-Based RSU Agreement (General) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(13)	Cooperation Agreement, dated May 28, 2021, by and among the Company, Legion Partners, Christopher S. Kiper and Raymond T. White (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2021).
(d)(14)	Description of 2023 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(15)	Special PSU Agreement, dated March 11, 2023, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(16)	Form of 2023 Performance-Based RSU Agreement under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(17)	Form of 2023 Time-Based RSU Agreement (General) under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

* Previously filed on November 13, 2023 as an exhibit to the Original Schedule TO.

** Filed herewith.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OneSpan Inc.

		By:	/s/ Lara Mataac
Lara Mataac
General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	December 1, 2023